SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549



                          FORM 11-K





ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934





For the fiscal year ended December 31, 1993


Commission file number 1-3423



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  ENRON CORP. SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         ENRON CORP.
                      1400 Smith Street
                    Houston, Texas  77002

                  ENRON CORP. SAVINGS PLAN



                                                        Page

Reports of Independent Public Accountants                 3

Financial Statements:

  Savings Plan
     Statement of Financial Condition as of
      December 31, 1993                                   5
     Statement of Financial Condition as of
      December 31, 1992                                   6
     Statement of Income and Changes in Plan Equity
      For the Year Ended December 31, 1993                7
     Statement of Income and Changes in Plan Equity
      For the Year Ended December 31, 1992                8
     Statement of Income and Changes in Plan Equity
      For the Year Ended December 31, 1991                9

Notes to Financial Statements                            10

Signature Page                                           15

Consents of Independent Public Accountants               16

11-K Schedules
  Schedules I, II, and III are omitted because the required information is included in the financial statements

ERISA Schedules
  Schedule of Assets Held for Investment        Schedule I
  Schedule of Reportable Series Transactions    Schedule II

          REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of
Enron Corp. Savings Plan:

We have audited the accompanying statements of financial condition of the Enron Corp. Savings Plan as of December 31, 1993 and 1992 and the related statements of income and changes in plan equity for each of the two years ended December 31, 1993. These financial statements and the schedules referred to below are the responsibility of the Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Enron Corp. Savings Plan as of December 31, 1993 and 1992, and the income and changes in plan equity of the Enron Corp. Savings Plan for each of the two years ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment as of December 31, 1993 and reportable series transactions for the year ended December 31, 1993 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                              MIR FOX & RODRIGUEZ

Houston, Texas
June 28, 1994

          REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of
Enron Corp. Savings Plan:

We have audited the accompanying statement of income and changes in plan equity of the Enron Corp. Savings Plan for the year ended December 31, 1991. This financial statement is the responsibility of the Committee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of income and changes in plan equity is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of income and changes in plan equity. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of income and changes in plan equity referred to above presents fairly, in all material respects, the income and changes in plan equity of the Enron Corp. Savings Plan for the year ended December 31, 1991, in conformity with generally accepted accounting principles.


                              ARTHUR ANDERSEN & CO.

Houston, Texas
June 19, 1992

                         ENRON CORP. SAVINGS PLAN

                     STATEMENT OF FINANCIAL CONDITION
                             DECEMBER 31, 1993


                                                                           Enron
                                                                         Oil & Gas
                              Enron Corp.                                 Company
                                Common         Fixed                       Common      Loans To
                              Stock Fund    Income Fund    Equity Fund   Stock Fund  Participants      Total

ASSETS

SHORT-TERM INVESTMENTS      $  5,122,094   $ 14,110,255   $     9,036   $  335,992   $    25,330   $ 19,602,707

INVESTMENTS
 Common Stock of Enron
  Corp. at market value -
  7,861,219 shares
  (cost $82,183,527)         227,975,351              -             -            -             -    227,975,351
 Fixed Income Deposit
  Contracts                            -     91,231,733             -            -             -     91,231,733
 Fidelity Equity Income
  Fund at market value -
  384,880 units (cost
  $12,891,904)                         -              -    13,024,384            -             -     13,024,384
 Common Stock of Enron
  Oil & Gas at market
  value - 173,071 shares
  (cost $4,820,310)                    -              -             -    6,749,769             -      6,749,769
                             227,975,351     91,231,733    13,024,384    6,749,769             -    338,981,237

NOTES RECEIVABLE FROM
 PARTICIPANTS                          -              -             -            -    10,032,803     10,032,803

     TOTAL                  $233,097,445   $105,341,988   $13,033,420   $7,085,761   $10,058,133   $368,616,747

PLAN EQUITY                 $233,097,445   $105,341,988   $13,033,420   $7,085,761   $10,058,133   $368,616,747

The accompanying notes are an integral part of these financial statements.

                         ENRON CORP. SAVINGS PLAN

                     STATEMENT OF FINANCIAL CONDITION
                             DECEMBER 31, 1992


                                                                             Enron
                                                                           Oil & Gas
                               Enron Corp.                                  Company
                                 Common          Fixed                       Common      Loans To
                               Stock Fund     Income Fund    Equity Fund   Stock Fund  Participants     Total

ASSETS

SHORT-TERM INVESTMENTS        $    430,345   $ 14,671,795   $   180,462   $   87,318   $        -   $ 15,369,920

INVESTMENTS
 Common Stock of Enron
  Corp. at market value -
  8,274,206 shares
  (cost $88,026,801)           191,858,152              -             -            -            -    191,858,152
 Fixed Income Deposit
  Contracts                              -     89,899,771             -            -            -     89,899,771
 Mellon Stock Index fund
  at market value - 30,369
  units (cost $8,109,986)                -              -    11,267,778            -            -     11,267,778
 Common Stock of Enron
  Oil & Gas at market
  value - 125,791 shares
  (cost $2,860,525)                      -              -             -    3,695,111            -      3,695,111
                               191,858,152     89,899,771    11,267,778    3,695,111            -    296,720,812

CONTRIBUTIONS RECEIVABLE           167,726        203,121        37,331       25,479            -        433,657

DUE (TO) FROM OTHER FUNDS          (36,786)        52,245        41,638      (57,097)           -              -

NOTES RECEIVABLE FROM
 PARTICIPANTS                            -              -             -            -    9,336,760      9,336,760

     TOTAL                    $192,419,437   $104,826,932   $11,527,209   $3,750,811   $9,336,760   $321,861,149

LIABILITIES AND PLAN EQUITY

LIABILITIES
  Loans Payable to
   Participants               $    122,221   $    160,203   $    14,498   $      250   $        -   $    297,172

PLAN EQUITY                    192,297,216    104,666,729    11,512,711    3,750,561    9,336,760    321,563,977

     TOTAL                    $192,419,437   $104,826,932   $11,527,209   $3,750,811   $9,336,760   $321,861,149

The accompanying notes are an integral part of these financial statements.

                         ENRON CORP. SAVINGS PLAN

              STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                   FOR THE YEAR ENDED DECEMBER 31, 1993


                                                                          Enron
                                                                        Oil & Gas
                           Enron Corp.                                   Company
                             Common          Fixed                       Common      Loans To
                           Stock Fund     Income Fund    Equity Fund   Stock Fund  Participants      Total

INCOME
 Interest                 $    377,697   $  6,838,734   $    48,409   $   42,844   $         -   $  7,307,684
 Dividends                   5,712,496              -       197,347       30,132             -      5,939,975
                             6,090,193      6,838,734       245,756       72,976             -     13,247,659

REALIZED APPRECIATION        5,045,381              -     1,152,467      324,260             -      6,522,108

UNREALIZED APPRECIATION     43,099,734              -       132,426      825,470             -     44,057,630

CONTRIBUTIONS FROM
 PARTICIPANTS                5,657,796      6,372,169     2,229,693    1,386,478             -     15,646,136

ASSETS TRANSFERRED
 Transfers Between
  Funds, net                 5,144,784     (4,408,878)   (1,602,571)     866,665             -              -
 Transfers in from
  new participants           5,644,016      3,688,727       670,225      252,313             -     10,255,281
                            10,788,800       (720,151)     (932,346)   1,118,978             -     10,255,281

LOANS TO PARTICIPANTS,
 NET OF REPAYMENTS            (176,739)      (514,139)      (95,818)      65,323       721,373              -

PARTICIPANT WITHDRAWALS    (29,318,587)   (11,304,632)   (1,211,469)    (461,632)            -    (42,296,320)

OTHER, NET                    (386,349)         3,278             -        3,347             -       (379,724)

INCREASE IN PLAN EQUITY     40,800,229        675,259     1,520,709    3,335,200       721,373     47,052,770

PLAN EQUITY, BEGINNING
 OF PERIOD                 192,297,216    104,666,729    11,512,711    3,750,561     9,336,760    321,563,977

PLAN EQUITY, END OF
 PERIOD                   $233,097,445   $105,341,988   $13,033,420   $7,085,761   $10,058,133   $368,616,747

The accompanying notes are an integral part of these financial statements.

                          ENRON CORP. SAVINGS PLAN

              STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                   FOR THE YEAR ENDED DECEMBER 31, 1992


                                                                          Enron
                                                                        Oil & Gas
                           Enron Corp.                                   Company
                             Common          Fixed                       Common      Loans To
                           Stock Fund     Income Fund    Equity Fund   Stock Fund  Participants     Total

INCOME
 Interest                 $    320,182   $  7,885,004   $    46,389   $   32,249   $        -   $  8,283,824
 Dividends                   5,395,734              -       317,622       20,001            -      5,733,357
                             5,715,916      7,885,004       364,011       52,250            -     14,017,181

REALIZED APPRECIATION          719,359              -        39,724      139,925            -        899,008

UNREALIZED APPRECIATION     45,916,490              -       467,143      919,541            -     47,303,174

CONTRIBUTIONS FROM
 PARTICIPANTS                3,552,497      6,177,673     1,776,732      927,649            -     12,434,551

ASSETS TRANSFERRED
 Transfers Between
  Funds, net                 1,189,095     (1,989,834)      846,497      (45,758)           -              -
 Transfers in from
  new participants           1,414,415      2,468,144       166,417       56,507            -      4,105,483
                             2,603,510        478,310     1,012,914       10,749            -      4,105,483

LOANS TO PARTICIPANTS,
 NET OF REPAYMENTS            (899,050)    (1,312,253)     (150,248)     110,842    2,250,709              -

PARTICIPANT WITHDRAWALS     (6,330,120)    (4,875,926)     (422,669)     (57,212)           -    (11,685,927)

OTHER, NET                       3,398         30,128        26,575       (4,116)           -         55,985

INCREASE IN PLAN EQUITY     51,282,000      8,382,936     3,114,182    2,099,628    2,250,709     67,129,455

PLAN EQUITY, BEGINNING
 OF PERIOD                 141,015,216     96,283,793     8,398,529    1,650,933    7,086,051    254,434,522

PLAN EQUITY, END OF
 PERIOD                   $192,297,216   $104,666,729   $11,512,711   $3,750,561   $9,336,760   $321,563,977

The accompanying notes are an integral part of these financial statements.

                         ENRON CORP. SAVINGS PLAN

              STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                   FOR THE YEAR ENDED DECEMBER 31, 1991


                                                                          Enron
                                                                        Oil & Gas
                           Enron Corp.                                   Company
                             Common          Fixed                       Common      Loans To
                           Stock Fund     Income Fund    Equity Fund   Stock Fund  Participants     Total

INCOME
 Interest                 $    229,420   $  8,081,880   $    23,546   $   27,976   $        -   $  8,362,822
 Dividends                   5,014,910              -       234,413       11,042            -      5,260,365
                             5,244,330      8,081,880       257,959       39,018            -     13,623,187

REALIZED APPRECIATION
 (DEPRECIATION)                704,449              -        82,924       (9,060)           -        778,313

UNREALIZED APPRECIATION
 (DEPRECIATION)             26,885,157              -     1,352,066      (60,921)           -     28,176,302

CONTRIBUTIONS FROM
 PARTICIPANTS                2,021,761      6,007,899       965,308      801,649            -      9,796,617

ASSETS TRANSFERRED

 Transfers Between
  Funds, net                (1,179,373)      (221,067)      939,158      461,282            -              -
 Transfers in from
  new participants             118,098        714,602       183,524       50,331            -      1,066,555
                            (1,061,275)       493,535     1,122,682      511,613            -      1,066,555
LOANS TO PARTICIPANTS,
 NET OF REPAYMENTS            (705,673)    (1,519,395)      (98,516)      47,228    2,276,356              -

PARTICIPANT WITHDRAWALS     (3,065,204)    (5,512,638)     (175,944)     (14,548)           -     (8,768,334)

OTHER, NET                        (222)          (449)        4,775         (150)           -          3,954

INCREASE IN PLAN EQUITY     30,023,323      7,550,832     3,511,254    1,314,829    2,276,356     44,676,594

PLAN EQUITY, BEGINNING
 OF PERIOD                 110,991,893     88,732,961     4,887,275      336,104    4,809,695    209,757,928

PLAN EQUITY, END OF
 PERIOD                   $141,015,216   $ 96,283,793   $ 8,398,529   $1,650,933   $7,086,051   $254,434,522

The accompanying notes are an integral part of these financial statements.

                  ENRON CORP. SAVINGS PLAN

                NOTES TO FINANCIAL STATEMENTS



1.   SUMMARY OF THE PLAN

   Enron Corp. ("Enron") offers eligible employees the opportunity to participate in the Enron Corp. Savings Plan ("Savings Plan"). Participation in the Savings Plan is voluntary and an employee is eligible to participate the first day of the month following employment. However, an individual whose conditions of employment are governed by a collective bargaining agreement shall not be considered an employee for this purpose unless the collective bargaining agreement provides otherwise. The Savings Plan is subject to the provisions of the Employee Retirement Income Securities Act of 1974 ("ERISA").

   Participants    in    the    Savings    Plan    may    allocate    their
   contributions to one or more of four investment funds including an Enron stock fund, an Enron Oil & Gas
   Company   ("EOG")   stock   fund,  a   fixed   income   fund,   and   an
   equity fund. The participants may contribute amounts up to 11% of their normal pay. Contributions may be made on an after-tax or before-tax basis, or any combination thereof, up to a maximum of 11%. However, the maximum for before-tax contributions is limited to 8% subject to a maximum contribution of $8,994 for the plan year 1993 (and adjusted annually thereafter to reflect changes in the cost of living).

   Participants whose monthly normal pay is less than $5,500 may contribute amounts up to 14% of their normal pay on an after-tax or before-tax basis, or any combination thereof, up to the 14% maximum.
   Contribution      limits      for      other      participants       are
   unchanged.

   Changes in participant contribution percentages and investment choices as well as transfers among investment options may be made once in any three month period (see
   Note 9). The Savings Plan further permits participants to borrow up to 50% of the market value of their accounts, subject to certain limitations. Generally, notes receivable from participants must be repaid within five years. The Savings Plan is qualified under Section 401(a) of the Code; withdrawals, distributions, and
   loans    to   participants   are   limited   as   specified    by    the
   Code     and     related     Internal    Revenue     Service     ("IRS")
   regulations.

   Number of Participants

   The    following    is    a    summary   of    participants    in    the
   Savings Plan:

                                     December 31,
                                     1993    1992

         Enron stock fund           5,707   5,484
         Fixed income fund          4,651   4,793
         Equity fund                1,687   1,729
         EOG stock fund             1,283     852

   The   total   number   of   participants  in   the   Savings   Plan   at
   December   31,   1993   is  6,603  and  is  less   than   the   sum   of
   the number of participants shown above because many were participating in more than one fund.

2.   ACCOUNTING POLICIES

   In    accordance   with   the   provisions   of   the   Savings    Plan,
   the       financial      records      and      participants'      annual
   valuations are determined on the accrual basis and the investments are presented at market value. Security transactions are recorded as of the trade date. The common stock owned by the Savings Plan is carried in each of the individual participants' accounts at cost. The market value of the Enron or EOG stock fund is determined by the closing price of such common stock as quoted in the listing of the New York Stock Exchange
   Composite Transactions as of the financial statement date. The fixed income deposit contracts are valued at cost plus interest earned as of the financial statement date. The market value of the equity fund at December
   31, 1993 is the net asset value of the Fidelity Equity Income Fund, a collective investment fund, as of the financial statement date.

   In    accordance    with   rules   established   by    the    Department
   of Labor, amounts recorded in the financial statements as realized gain or loss on the sale of assets is
   determined   by   comparing   the   sales   proceeds   to   the   market
   value of the assets at the beginning of the plan year or the purchase price, if purchased during the year ("ERISA Cost").

   Repayments of loans by participants are reinvested in the Savings Plan based upon the participant's current investment election; therefore, loans are shown as being a receivable of the Savings Plan rather than a
   receivable       of       a       particular      investment       fund.
   Additionally,     the     Savings     Plan     recognizes  unrealized
   appreciation (depreciation)   representing the increase   (decrease)
   in the market value over the prior market value of its investments.

3.   INVESTMENTS

   Employee    contributions   to   the   Savings   Plan    are    invested
   as designated by the employee.

   On August 16, 1993, Enron effected, in the form of a stock dividend, a two-for-one common stock split on all issued stock. The number of shares of Enron common stock held at December 31, 1992 has been restated to reflect the effect of the split.

   Fixed income investments are provided by deposit contracts with insurance companies and banks which provide both a guaranteed annual rate of interest and a
   return   of   principal   at cost as long as withdrawals   are
   in accordance with provisions of the Savings Plan. This type of contract is frequently referred to as a
   "guaranteed        investment        contract,"        or         "GIC."
   Negotiations are on a bid basis generally arranged to offer maturities averaging three years. At December 31, 1993, the interest rates ranged from 4.55% to 9.28%.

   Effective November 23, 1993, assets in the equity fund are managed by Fidelity Investments, a registered investment advisor, and are invested in the Fidelity Equity Income Fund. Prior to November 23, 1993, investments in the equity fund were managed by Mellon
   Capital Management Corporation, a registered investment advisor, and were invested in the Mellon Fund.

4. TRANSFER OF ASSETS

   During February 1993, the assets in the accounts of former Access Energy Corporation ("Access") employees were transferred in a direct trust-to-trust transfer from the Access Energy Corporation 401(k) Savings Plan to the Savings Plan. This transfer, in the amount of
   $1,412,755, was made pursuant to a provision in the Stock Purchase Agreement between Enron and Access effecting the purchase of Access by Enron.

5. FEDERAL INCOME TAXES

   No    provision   for   Federal   income   taxes   is   required   since
   the    Savings    Plan    is   a   qualified    plan    under    Section
   401(k) and its related trust is tax-exempt under Section 501(a) of the Code. A favorable determination letter, dated October 16, 1989, was received from the IRS stating that the restated plan is a qualified plan and its related trust is tax-exempt.

   Enron    may    deduct   for   Federal   income   tax    purposes    the
   amount of its contributions to the Savings Plan, and neither such contributions to the Savings Plan nor the income of the funds will be taxable to a participant as income prior to the time that such participant receives a distribution thereof from the Savings Plan. A participant is not taxed on his tax deferred contributions to the Savings Plan until the participant receives a distribution thereof from the plan. The participant's taxability is in accordance with the Code.
   Generally, the Code imposes on distributions from the Savings Plan made to a participant before age 59 1/2, death, or disability, a penalty tax equal to 10% of the amount of the distribution that is includable in the participant's gross income.

6. WITHDRAWALS

   When    a    participant   terminates   employment   with   Enron,    he
   may   elect   to   receive   a   distribution   of   the   balance    in
   his   account   in   the   form   of  a  cash   payment,   except   that
   distributions   from   the   Enron   or   EOG   stock   funds   may   be
   in   the   form   of  a  cash  payment  or  in  shares   of   Enron   or
   EOG stock.

   Plan equity for each of the funds includes certain amounts related to withdrawals that were requested but not paid by year-end. Due to administrative changes in effect at the end of 1993, there are no pending withdrawals at December 31, 1993. The amounts for 1992 and 1991 are as follows:

                                 1992      1991

   Enron common stock fund   $  886,172  $458,080
   Fixed income fund            298,360   228,054
   Equity fund                   15,187       411
   EOG common stock fund            638     2,401
     Total                   $1,200,357  $688,946

7. TRUSTEE

   Northern     Trust     Company    ("Northern")     serves     as     the
   Trustee    of   the   Savings   Plan.    Northern   does   not    receive
   any    compensation   from   the   Savings   Plan.   Enron  pays  all
   of   the   administrative  expenses  of  the  Savings Plan.

8. REALIZED APPRECIATION (DEPRECIATION)

   A    summary   of   the   realized   appreciation   (depreciation)    on
   the   Enron   and   EOG  common  stock  funds  and   the   equity   fund
   transactions is presented below.

                                                                Realized
                                                    ERISA     Appreciation
                                     Proceeds        Cost    (Depreciation)
   Year Ended December 31, 1993
     Enron common stock fund      $30,456,091   $25,410,710    $5,045,381
     Equity fund                    4,315,147     3,162,680     1,152,467
     EOG common stock fund          1,072,699       748,439       324,260
                                  $35,843,937   $29,321,829    $6,522,108

   Year Ended December 31, 1992
     Enron common stock fund      $ 4,290,759   $ 3,571,400    $  719,359
     Equity fund                    1,756,799     1,717,075        39,724
     EOG common stock fund            460,641       320,716       139,925
                                  $ 6,508,199   $ 5,609,191    $  899,008

   Year Ended December 31, 1991
     Enron common stock fund      $ 4,775,039   $ 4,070,590    $  704,449
     Equity fund                      553,324       470,400        82,924
     EOG common stock fund            226,220       235,280        (9,060)
                                  $ 5,554,583   $ 4,776,270    $  778,313

9. SUBSEQUENT EVENTS

   The   Plan   was   amended   effective   January   1,   1994   primarily
   to    provide   for   six   additional   investment   options   in   the
   form of diversified mutual funds and to provide for daily account valuations as well as daily changes in
   contribution       percentages,       investment       choices       and
   transfers between funds subject to certain limitations. The investment options available January 1, 1994 are as follows:

     Enron Corp. Stock Fund
     Enron Oil & Gas Company Stock Fund
     Enron Corp. Income Fund
     Fidelity Equity Income Fund
     Fidelity OTC Portfolio
     Fidelity Balanced Fund
     Fidelity Growth and Income Portfolio
     Fidelity Magellan Fund
     Fidelity Growth Company Fund
     Fidelity Overseas Fund

                         SIGNATURES



   Pursuant to the requirements of the Securities Exchange
Act of 1934, members of the Administrative Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


ENRON CORP. SAVINGS PLAN


By:  James G. Barnhart
     James G. Barnhart
     Chairman of the Administrative Committee






June 29, 1994

          CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation by reference of our report included in this Annual Report on Form 11-K of the Enron Corp. Savings Plan into the Company's previously filed Form S-8 Registration
Statement Nos. 33-13397 (Enron Corp. Savings Plan) and 33-
34796 (Enron Corp. Savings Plan) and 33-52261 (Enron Corp.
Savings Plan).


                              MIR FOX & RODRIGUEZ

Houston, Texas
June 29, 1994

          CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation of our report included in this Annual Report on Form 11-K of the Enron Corp. Savings Plan, into the Company's previously filed Form S-8 Registration Statement No. 33-13397 (Enron Corp. Savings Plan), 33-34796 (Enron Corp. Savings Plan) and 33-52261 (Enron Corp. Savings Plan).


                              ARTHUR ANDERSEN & CO.

Houston, Texas
June 29, 1994

                                                                 SCHEDULE I

                                ENRON CORP.
                               SAVINGS PLAN

                  SCHEDULE OF ASSETS HELD FOR INVESTMENT
                             DECEMBER 31, 1993

                                  SHARES OR  MATURITY  INTEREST                    MARKET
DESCRIPTION                       PAR VALUE    DATE      RATE       COST           VALUE

COMMON STOCKS:

  ENRON CORP. COMMON STOCK        7,861,219                     $82,183,527   $227,975,351
  ENRON OIL & GAS COMPANY
   COMMON STOCK                     173,071                       4,820,310      6,749,769
  FIDELITY EQUITY INCOME FUND       384,880                      12,891,904     13,024,384
     TOTAL                                                      $99,895,741   $247,749,504

FIXED INCOME DEPOSIT CONTRACTS:
  CANADA LIFE CONTRACT           12,170,567    1/3/97   4.98%   $12,170,567   $ 12,170,567
  CNA GIC NO. 12270               2,466,579   6/30/94   9.28%     2,466,579      2,466,579
  CNA GIC NO. 12270               3,678,111   6/30/94   9.13%     3,678,111      3,678,111
  HARTFORD LIFE INSURANCE CO.,
   GA-9496                       10,116,667   9/18/95  Floating  10,116,667     10,116,667
  LINCOLN NATIONAL GA-9597       14,161,349   3/31/96   4.55%    14,161,349     14,161,349
  METROPOLITAN LIFE CONTRACT
   NO. 12111                     11,039,176   6/30/95   8.51%    11,039,176     11,039,176
  PROVIDENT LIFE AND ACCIDENT
   INSURANCE CONTRACT 627-5578    6,101,026  12/31/97   5.21%     6,101,026      6,101,026
  PROVIDENT NATIONAL ASSURANCE
   CO. GIC NO. 027-04652-01A      2,561,370    1/3/94   8.38%     2,561,370      2,561,370
  PRUDENTIAL ASSET MANAGEMENT
   GROUP CONTRACT - NO.
   GA 6538-500                    6,850,172   6/30/95   9.21%     6,850,172      6,850,172
  PRUDENTIAL ASSET MANAGEMENT
   GROUP CONTRACT NO.
   GA-6538-501                    3,725,605  12/31/96   5.56%     3,725,605      3,725,605
  PRUDENTIAL ASSET MANAGEMENT
   GROUP CONTRACT NO.
   GA-6538-502                    4,116,048  12/31/96   5.87%     4,116,048      4,116,048
  SUNLIFE OF CANADA INSURANCE
   S-00885-G-6-001               14,245,063   6/30/98   5.42%    14,245,063     14,245,063

     TOTAL                                                      $91,231,733   $ 91,231,733

SHORT-TERM INVESTMENTS:

  THE NORTHERN TRUST COMPANY
   SHORT-TERM INVESTMENT FUND    19,602,707                     $19,602,707   $ 19,602,707


                                                                SCHEDULE II

                                ENRON CORP.
                               SAVINGS PLAN

                SCHEDULE OF REPORTABLE SERIES TRANSACTIONS
                   FOR THE YEAR ENDED DECEMBER 31, 1993


                              NUMBER OF       PURCHASE       SALES
DESCRIPTION                  TRANSACTIONS      PRICE         PRICE

THE NORTHERN TRUST COMPANY
SHORT-TERM INVESTMENT FUND
  PURCHASES                      301        $99,745,302
  SALES                          177        $97,312,390   $97,312,390



NOTE:THIS SCHEDULE IS A LISTING OF SERIES OF TRANSACTIONS IN THE SAME
     SECURITY WHICH EXCEEDED 5% OF THE MARKET VALUE OF PLAN ASSETS HELD ON JANUARY 1, 1993. THE TRUSTEE INITIATES AND CONSUMMATES ALL INVESTMENT TRANSACTIONS.